UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35134

Level 3 Communications, Inc.

NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1025 Eldorado Blvd.

Broomfield, Colorado

(720) 888-1000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

(Description of Securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d202(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.13d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: This voluntary delisting is a result of Level 3 Communications, Inc.’s pending move to the New York Stock Exchange (“NYSE”). Level 3 Communications, Inc. anticipates trading on the NYSE will begin on October 20, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, Level 3 Communications, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 20, 2011	By:	/s/ John M. Ryan	Chief Legal Officer
Date		Name: John M. Ryan	Title